Exhibit 99.1

(1) Mr. Kleinman is associated with Apollo Management V, L.P. ("Management")
 and its affiliated investment managers. Management serves as the manager of YBR Holdings, LLC ("Holdings"), which is the general partner of each of YBR Netherlands I, L.P. ("Netherlands I") and YBR Netherlands
 II, L.P. ("Netherlands II," and together with Holdings and Netherlands
 I, the "Apollo Funds"). The Apollo Funds are each record holders of certain shares of Common Stock and Redeemable Preferred Stock of Compass
 Minerals International, Inc. Apollo Investment Fund V, L.P., Apollo
 Overseas Partners V, L.P., Apollo Netherlands Partners V (A), L.P.,
 Apollo Netherlands V (B), L.P. and Apollo German Partners V GmbH & Co.
 KG are all members of Holdings (collectively, the "Apollo Members").
 AIF V Management, Inc. ("AIF V") is the general partner of Management.
 Apollo Advisors V, L.P. ("Advisors") is the general partner of each of the Apollo Members. Apollo Capital Management V, Inc. ("ACM V") is the
 general partner of Advisors. Mr. Kleinman disclaims beneficial ownership of all securities of Compass Minerals International, Inc. that may be deemed beneficially owned by the Apollo Funds, the Apollo
 Members, Management, Advisors, AIF V and ACM V. This report shall not be deemed an admission that Mr. Kleinman is the beneficial owner of, or has any pecuniary interest in, such securities for purposes of
 Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.